China Unitech Group Inc.
No. 1 Xixin Garden
No. 51 Fangjicun Xudong Road
Wuchang, Wuhan
Hubei, China  430062
86-27-5080-2170

June 29, 2009

United States Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

Attention:	Ms. Jennifer Thompson
Branch Chief

		RE:	China Unitech Group Inc.
SEC File No. 0-52832

Dear Ms. Thompson:

In response to your letter dated June 25, 2009, please be advised as follows:

Form 10-K for the Fiscal Year Ended June 30, 2008

1.	The foregoing Form 10-K has been amended to include an independent auditor’s report with the requested information.

2.	The statement of operations has been amended as requested.

3.	We confirm as follows:

a.
There were no changes in internal controls that occurred during the last fiscal quarter in our year ended June 30, 2008 that has materially affected or is reasonably likely to materially affect, our internal control over financial reporting.  The foregoing information has been included in the amended Form 10-K filed on EDGAR concurrently herewith.

b.
There were no changes in internal controls that occurred during the fiscal quarters ended September 30, 2008 and December 31, 2008 that materially affected or reasonably likely to material affect, our internal control over financial reporting during those quarters.

Securities and Exchange Commission
RE:	China Unitech Group Inc.
SEC File No. 0-52832
June 29, 2009
Page 2

c.
In future filings, we will disclose any change in internal control that occurred during the last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to affect, our internal control over financial reporting

4.	We have amended our Form 10-K to include a statement that our internal control over financial reporting was not effective as of June 30, 2008.

As requested, we acknowledge:

(1)	China Unitech Group, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings.
(2)	The Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filings; and
(3)	China Unitech Group, Inc. may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

CHINA UNITECH GROUP INC.

BY:	XUEZHENG YUAN
Xuezheng Yuan, President